SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                   ________
                                 SCHEDULE 13D
                               (Amendment No. 3)

                    Under the Securities Exchange Act of 1934

                            Corporate Express, Inc.
                               (Name of Issuer)

                         Common Stock, Par Value $0.0002
                         (Title of Class of Securities)
                                   219888104

                                 (CUSIP Number)

            Martin E. Franklin                Peter A. Hochfelder
            c/o Marlin Management, L.L.C.     c/o Brahman Management, L.L.C.
            555 Theodore Fremd Avenue         277 Park Avenue, 26th Floor
            Suite B-302                       New York, New York 10172
            Rye, New York 10580                    (212) 941-1400
              (914) 967-9400

                   (Name, address and telephone number of person
                  authorized to receive notices and communications)

                                March 31, 1999
               (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13(d)-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.  219888104                                        Page 2 of 33 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Brahman Partners II, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        940,200

                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     940,200

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     940,200

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     0.9%

     14        TYPE OF REPORTING PERSON*
                    PN

SCHEDULE 13D

CUSIP No.  219888104                                        Page 3 of 33 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Brahman Institutional Partners, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                     Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        3,273,740

                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     3,273,740

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     3,273,740

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     3.1%

     14        TYPE OF REPORTING PERSON*
                    PN

SCHEDULE 13D

CUSIP No.  219888104                                        Page 4 of 33 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    BY Partners, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        3,420,800

                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     3,420,800

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     3,420,800

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     3.3%

     14        TYPE OF REPORTING PERSON*
                    PN

SCHEDULE 13D

CUSIP No.  219888104                                        Page 5 of 33 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Brahman Bull Fund, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        40,000
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     40,000

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     40,000

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     0.04%

     14        TYPE OF REPORTING PERSON*
                    PN

SCHEDULE 13D

CUSIP No.  219888104                                        Page 6 of 33 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Brahman Management, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        7,684,740
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     7,684,740

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     7,684,740

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     7.4%

     14        TYPE OF REPORTING PERSON*
                    OO;IA

SCHEDULE 13D

CUSIP No.  219888104                                        Page 7 of 33 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Brahman Capital Corp.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        3,887,400
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     3,887,400

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     3,887,400

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     3.7%

     14        TYPE OF REPORTING PERSON*
                    CO;IA

SCHEDULE 13D

CUSIP No.  219888104                                        Page 8 of 33 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Peter A. Hochfelder

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        8,149,840

                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     8,149,840

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     8,149,840

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     7.8%

     14        TYPE OF REPORTING PERSON*
                    IN

SCHEDULE 13D

CUSIP No.  219888104                                        Page 9 of 33 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Robert J. Sobel

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            10,000

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        8,141,340

                9   SOLE DISPOSITIVE POWER
  REPORTING          10,000
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     8,141,340

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     8,151,340

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     7.8%

     14        TYPE OF REPORTING PERSON*
                    IN

SCHEDULE 13D

CUSIP No.  219888104                                       Page 10 of 33 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Mitchell A. Kuflik

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            10,000

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        8,141,340

                9   SOLE DISPOSITIVE POWER
  REPORTING          10,000
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     8,141,340

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     8,151,340

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     7.8%

     14        TYPE OF REPORTING PERSON*
                    IN

SCHEDULE 13D

CUSIP No.  219888104                                       Page 11 of 33 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Marlin Partners I, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        513,960

                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     513,960

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     513,960

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     0.5%

     14        TYPE OF REPORTING PERSON*
                    PN

SCHEDULE 13D

CUSIP No.  219888104                                       Page 12 of 33 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Marlin Management, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        513,960
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     513,960

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     513,960

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     0.5%

     14        TYPE OF REPORTING PERSON*
                    OO;IA

SCHEDULE 13D

CUSIP No.  219888104                                       Page 13 of 33 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Martin E. Franklin

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United Kingdom

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            25,000

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        513,960

                9   SOLE DISPOSITIVE POWER
  REPORTING          25,000
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     513,960

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     538,960

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     0.5%

     14        TYPE OF REPORTING PERSON*
                    IN

SCHEDULE 13D

CUSIP No.  219888104                                       Page 14 of 33 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Ian G.H. Ashken

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United Kingdom

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        513,960

                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     513,960

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     513,960

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     0.5%

     14        TYPE OF REPORTING PERSON*
                    IN

                                                           Page 15 of 33 Pages

          The Schedule 13D initially filed on January 4, 1999, by the signatories hereto relating to the Common Stock, par value $0.0002 per share (the "Common Stock"), issued by Corporate Express Inc., a Colorado corporation (the "Company"), whose principal executive offices are at 1 Environmental Way, Broomfield, Colorado 80021, as amended by Amendment No. 1 thereto filed on January 20, 1999, and Amendment No. 2 thereto filed on February 24, 1999, is hereby further amended by this Amendment No. 3 to the Schedule 13D as follows:
Item 2.   Identity and Background.
------    -----------------------

          The first paragraph of Item 2(a) is hereby deleted and the following inserted in its place:
          (a) This statement is filed by (i) Brahman Partners II, L.P., a Delaware limited partnership ("Brahman II"), with respect to the shares of Common Stock owned by it, (iii) Brahman Institutional Partners, L.P. ("Brahman Institutional"), a Delaware limited partnership, with respect to the shares of Common Stock owned by it, (iv) BY Partners, L.P. ("BY Partners") a Delaware limited partnership, with respect to the shares of Common Stock owned by it;
(v) Brahman Bull Fund, L.P. ("Brahman Bull"), a Delaware limited partnership, with respect to shares of Common Stock owned by it; (vi) Brahman Management, L.L.C. ("Brahman Management"), a Delaware limited liability company and the sole general partner of each of Brahman II, BY Partners, Brahman Institutional and Brahman Bull (Brahman II, BY Partners, Brahman Institutional and Brahman Bull, collectively, the "Brahman Partnerships"), with respect to the shares of Common Stock owned by the Brahman Partnerships and for its own account, (vii) Brahman Capital Corp., a Delaware corporation ("Brahman Capital"), with respect to the shares of Common Stock (A) held for BY Partners, (B) owned by

                                                           Page 16 of 33 Pages

Brahman Capital for its own account and (C) held for Brahman Partners II Offshore, Ltd. ("Brahman Offshore"), a Cayman Islands exempted company, and
(viii) Peter A. Hochfelder, Robert J. Sobel and Mitchell A. Kuflik, each a citizen of the United States, and together the executive officers and directors of Brahman Capital and the sole members of Brahman Management, (A) collectively with respect to shares of Common Stock subject to the control of Brahman Capital and Brahman Management and (B) for Peter A. Hochfelder, with respect to the shares of Common Stock held by Stacy Hochfelder, his wife, individually and as custodian pursuant to the New York Uniform to Gift Minors Act, (C) for Robert J. Sobel, with respect to the shares of Common Stock held as Trustee for the Mitchell A. Kuflik Family Trust and (D) for Mitchell A. Kuflik, with respect to the shares of Common Stock held as Trustee for the Robert J. Sobel Family Trust. The foregoing individuals and entities (other than Brahman Offshore and Stacy Hochfelder) are hereinafter referred to collectively as the "Brahman Reporting Persons."
          The first sentence of the second paragraph of Item 2(a) is hereby deleted and the following inserted in its place:
          This statement is also filed by (i) Marlin Partners I, L.P. ("Marlin I"), a Delaware limited partnership, with respect to the shares of Common Stock owned by it, (ii) Marlin Management, L.L.C., a Delaware limited liability company ("Marlin Management") with respect to the shares of Common Stock owned by Marlin I and (iii) Messrs. Martin E. Franklin and Ian G.H. Ashken, each a citizen of the United Kingdom, and together the executive officers and directors of Marlin Management, with respect to the shares of Common Stock subject to the control of Marlin Management (and, in the case of Mr. Franklin, with respect to shares held for his personal account and as Trustee for the Peter A. Hochfelder Family Trust).

                                                           Page 17 of 33 Pages

Item 3.   Source and Amount of Funds or Other Consideration.
------    -------------------------------------------------

          Item 3 is hereby amended by inserting the following paragraphs:
          Since February 23, 1999, Brahman Capital (A) purchased 57,500 shares of Common Stock at a net investment cost of $316,600 (including commissions) for the account of Brahman Offshore and (B) sold 300 shares of Common Stock for the account of Brahman Offshore for net proceeds of $1,706 (including commissions).
          The net investment cost (including commissions) is (i) $59,546 for the 10,000 shares of Common Stock held by Brahman Management for its own account, (ii) $111,253 for the 10,000 shares of Common Stock held by Mitchell
A. Kuflik as Trustee for the Robert J. Sobel Family Trust, (iii) $111,253 for the 10,000 shares of Common Stock held by Robert J. Sobel as Trustee for the Mitchell A. Kuflik Family Trust, (iv) $141,027 for the 15,000 shares held by Martin E. Franklin as Trustee for the Peter A. Hochfelder Family Trust, (v) $15,327 for the 2,650 shares of Common Stock held by Stacy Hochfelder as custodian for Charles A. Hochfelder, (vi) $15,788 for the 2,850 shares of Common Stock held by Stacy Hochfelder as custodian for Harrison S. Hochfelder and (vii) $14,940 for the 3,000 shares of Common Stock held by Stacy Hochfelder for her own account.
Item 4.   Purpose of the Transaction.
------    ---------------------------

          Item 4 is hereby amended by the addition of the following
          On March 31, 1999, Mr. Franklin was elected to be a director by the Board of Directors of the Company. In that connection , Mr. Franklin, the other Reporting Persons and the Company entered into a letter agreement, a copy of which is attached as Exhibit 4, which restricts the actions of the Reporting Persons with respect to the Company and its stock.

                                                         Page 18 of 33 Pages

Item 5.   Interest in Securities of the Issuer.
------    -------------------------------------

          Item 5(a) is hereby amended by the addition of the following:
          As of the close of business on March 31, 1999, (i) Brahman II owns beneficially 940,200 shares of Common Stock, constituting approximately 0.9% of the shares outstanding; (ii) Brahman Institutional owns beneficially 3,273,740 shares of Common Stock, constituting approximately 3.1% of the shares outstanding; (iii) BY Partners owns beneficially 3,420,800 shares of Common Stock, constituting approximately 3.3% of the shares outstanding; (iv) Brahman Bull owns beneficially 40,000 shares of Common Stock, constituting approximately 0.04% of the shares outstanding; (v) Brahman Management owns beneficially 7,684,740 shares of Common Stock, constituting approximately 7.4% of the shares outstanding (such amounts are inclusive of the amounts reported by Brahman II, BY Partners, Brahman Institutional and Brahman Bull pursuant to clauses (i)-(iv) herein and inclusive of the 10,000 shares of Common Stock held for its own account); (vi) Brahman Capital owns beneficially 3,887,400 shares of Common Stock, constituting approximately 3.7% of the shares outstanding (such amount is inclusive of (A) the 3,420,800 shares held by BY Partners, (B) the 170,000 shares held by Brahman Capital for its own account
(C) the 50,000 shares which may be purchased by Brahman Capital through exercise of the 500 call options on or before April 16, 1999 and (D) the 246,600 shares held for the account of Brahman Offshore); (vii) each of Messrs. Sobel and Kuflik own beneficially 8,151,340 shares of Common Stock, constituting approximately 7.8% of the shares outstanding (such amounts are inclusive of (A) for Robert J. Sobel, the 10,000 shares of Common Stock he holds as Trustee for the Mitchell A. Kuflik Family Trust and (B) for Mitchell
A. Kuflik, the 10,000 shares of Common Stock he holds as Trustee for the Robert J. Sobel Family Trust); (viii) Peter A. Hochfelder owns beneficially 8,149,840 shares of Common Stock, constituting approximately 7.8% of the

                                                           Page 19 of 33 Pages

shares outstanding (such amount is inclusive of (A) the 2,650 shares of Common Stock held by Stacy Hochfelder as custodian for Charles A. Hochfelder, (B) the 2,850 shares of Common Stock held by Stacy Hochfelder as custodian for Harrison S. Hochfelder and (C) the 3,000 shares of Common Stock held by Stacy Hochfelder for her own account); (ix) Marlin I owns beneficially 513,960 shares of Common Stock, constituting approximately 0.5% of the shares outstanding; (x) Marlin Management owns beneficially 513,960 shares of Common Stock, constituting approximately 0.5% of the shares outstanding (such amount representing the shares held by Marlin I); (xi) Mr. Ashken owns beneficially 513,960 shares of Common Stock, constituting approximately 0.5% of the shares outstanding; and (xii) Mr. Franklin owns beneficially 538,960 shares of Common Stock, constituting approximately 0.5% of the shares outstanding (such amount is inclusive of the 10,000 shares of Common Stock held for his own account and the 15,000 shares of Common Stock held as Trustee of the Peter A. Hochfelder Family Trust). Marlin Management and Mr. Ashken own directly no shares of Common Stock. By reason of the provisions of Rule 13d-5(b)(1) under the Act, the Reporting Persons comprising the foregoing group may be deemed to own 8,718,800 shares, constituting approximately 8.4% of the shares outstanding.
          Item 5(c) is hereby amended by the addition of the following:
          (c) The trading dates, number of shares purchased or sold and price per share (excluding commissions) for all transactions by the Reporting Persons since the date of the filing of Amendment No. 2 to this Schedule 13D, and, with respect to certain other transactions, since November 3, 1998, are set forth in Schedule A hereto. All such transactions were open market transactions and were effected on the New York Stock Exchange. No other transactions were effected by any of the persons named in response to Item 5(a) above during such period.

                                                          Page 20 of 33 Pages

Item 7.   Material to be Filed as Exhibits.
------    ---------------------------------

         Item 7 is hereby amended by the addition of the following:
     4. Letter Agreement among each of the Brahman Reporting Persons, the Marlin Reporting Persons and the Company, dated March 30, 1999.

                                                          Page 21 of 33 Pages


                                SIGNATURES
                                ----------

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  April 2, 1999
                                    BRAHMAN PARTNERS II, L.P.

                                    By:  BRAHMAN MANAGEMENT, L.L.C.


                                    By:/s/ Peter A. Hochfelder
                                       ---------------------------------------
                                       Name:  Peter A. Hochfelder
                                       Title:  Managing Member


                                    BRAHMAN INSTITUTIONAL PARTNERS, L.P.

                                    By:  BRAHMAN MANAGEMENT, L.L.C.


                                    By:/s/ Peter A. Hochfelder
                                       ---------------------------------------
                                       Name:  Peter A. Hochfelder
                                       Title:  Managing Member


                                    BY PARTNERS, L.P.

                                    By:  BRAHMAN MANAGEMENT, L.L.C.


                                    By:/s/ Peter A. Hochfelder
                                       ---------------------------------------
                                       Name:  Peter A. Hochfelder
                                       Title:  Managing Member


                                    BRAHMAN MANAGEMENT, L.L.C.


                                    By:/s/ Peter A. Hochfelder
                                       ---------------------------------------
                                       Name:  Peter A. Hochfelder
                                       Title:  Managing Member

                                                           Page 22 of 33 Pages

                                    BRAHMAN CAPITAL CORP.


                                    By:/s/ Peter A. Hochfelder
                                       ---------------------------------------
                                       Name:  Peter A. Hochfelder
                                       Title:  President

                                    /s/ Peter A. Hochfelder
                                    ------------------------------------------
                                          Peter A. Hochfelder

                                    /s/ Robert J. Sobel
                                    ------------------------------------------
                                          Robert J. Sobel

                                    /s/ Mitchell A. Kuflik
                                    ------------------------------------------
                                          Mitchell A. Kuflik


                                    MARLIN PARTNERS I, L.P.

                                    By:  MARLIN MANAGEMENT, L.L.C.

                                    By:/s/ Martin E. Franklin
                                       ---------------------------------------
                                       Name:  Martin E. Franklin
                                       Title:  Authorized Signatory

                                    MARLIN MANAGEMENT, L.L.C.

                                    By:/s/ Martin E. Franklin
                                    ------------------------------------------
                                       Name:  Martin E. Franklin
                                       Title:  Authorized Signatory

                                    /s/ Martin E. Franklin
                                    ------------------------------------------
                                          Martin E. Franklin

                                    /s/ Ian G.H. Ashken
                                    ------------------------------------------
                                          Ian G.H. Ashken

                                                           Page 23 of 33 Pages

                                  Schedule A

                        Brahman Partners II Offshore, Ltd.

                         Transactions in the Common Stock

Date of                 Number of                         Price Per Share
Transaction             Shares Purchased (or sold)     (excluding commissions)
------------------------------------------------------------------------------
2-24-99                         15,000                         $5.619
2-24-99                           (300)                         5.750
2-25-99                         17,500                          5.508
2-26-99                         13,000                          5.444
3-03-99                          1,000                          5.313
3-04-99                         11,000                          5.126

                                                          Page 24 of 33 Pages

                                  Schedule A

                          Brahman Management, L.L.C.

                       Transactions in the Common Stock


Date of                 Number of                         Price Per Share
Transaction             Shares Purchased (or sold)     (excluding commissions)
------------------------------------------------------------------------------
11-06-98                         10,000                       $5.950

                                                       Page 25 of 33 Pages

                                  Schedule A

                      Martin E. Franklin, as Trustee for
                     the Peter A. Hochfelder Family Trust

                       Transactions in the Common Stock


Date of                 Number of                         Price Per Share
Transaction             Shares Purchased (or sold)     (excluding commissions)
------------------------------------------------------------------------------
11-06-98                          5,000                         $5.950

                                                          Page 26 of 33 Pages

                                  Schedule A

                               Stacy Hochfelder

                       Transactions in the Common Stock


Date of                 Number of                         Price Per Share
Transaction             Shares Purchased (or sold)     (excluding commissions)
------------------------------------------------------------------------------
3-23-99                               3,000                         $4.980

                                                          Page 27 of 33 Pages

                                  Schedule A

                     Stacy Hochfelder, as Custodian for
                        Charles A. Hochfelder (UGMA)

                      Transactions in the Common Stock


Date of                 Number of                         Price Per Share
Transaction             Shares Purchased (or sold)     (excluding commissions)
------------------------------------------------------------------------------
11-04-98                            325                         $7.000
11-04-98                            325                          7.570
 2-23-99                          2,000                          5.290

                                                          Page 28 of 33 Pages

                                  Schedule A

                     Stacy Hochfelder, as Custodian for
                        Harrison S. Hochfelder (UGMA)

                      Transactions in the Common Stock


Date of                 Number of                         Price Per Share
Transaction             Shares Purchased (or sold)     (excluding commissions)
------------------------------------------------------------------------------
11-04-98                            175                         $7.000
11-04-98                            175                          7.570
 2-23-99                          2,500                          5.290

                                                          Page 29 of 33 Pages

                                                                    Exhibit 4

                             [Marlin Holdings Inc.]



March 30, 1999


The Board of Directors
Corporate Express, Inc.
1 Environmental Way
Broomfield, CO  80021

To the Board of Directors:

     In consideration for, and as a pre-condition to, the appointment of Martin E. Franklin ("Franklin") as a director of Corporate Express, Inc., a Colorado corporation (the "Company"), Franklin, on behalf of himself and those parties for whom he is acting, including the parties filing a Schedule 13D with respect to the Company dated December 31, 1998, as subsequently amended, as set forth in Attachment A hereto (each, a "Filer"), hereby reiterates that he intends to serve as a director for the benefit of all the Company's shareholders, and that, barring any material change in Franklin's personal circumstances, or any significant impairment of Franklin's relationship with the other directors of the Company, Franklin intends to serve as a director for at least six months, and Franklin hereby agrees, subject to the provisions of the sentence next following, that for a period (the "Standstill Period") beginning on the date of this agreement, through and including the earlier of
(i) the effective date of Franklin's resignation as a director of the Company and (ii) September 30, 1999, Franklin shall not:

(a) make, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" to vote (as such terms are use in the proxy rules of the SEC) securities of the Company, or seek to advise or influence any person or entity with respect to any voting of any securities of the Company, or initiate or propose any shareholder proposals for submission to a vote of shareholders, whether by action at a shareholder meeting or by written consent, with respect to the Company;

(b) acquire or seek to acquire, by purchase or otherwise, ownership (including, but not limited to, beneficial ownership) of (i) 10% or more of any class of securities, including without limitation the common stock, issued by the Company, or direct or indirect rights
     (including   convertible securities) or options to acquire such
     ownership, or (ii) any of the assets or businesses of the Company, or direct or indirect rights or options to acquire such ownership;

(c) make any public announcement with respect to or make or submit a proposal or offer (with or without conditions) for the securities or assets of the Company or any extraordinary transaction involving the Company or any of its subsidiaries;

                                                          Page 30 of 33 Pages

Board of Directors
Corporate Express, Inc.
March 30, 1999
Page 2

(d) submit or effect any filing or application, or seek to obtain any permit, consent or agreement, approval or other action, required by or from any regulatory agency with respect to an acquisition of the Company or any of its securities or assets;

(e) otherwise act alone or in concert with others to seek to control the management, board of directors or policies of the Company;

(f) institute, prosecute or pursue against the Company or any of its officers, directors, representatives, trustees, employees, attorneys, advisors, agents, affiliates or associates, (i) any claim with respect to any action hereafter duly approved by the Company's directors, or (ii) any claim on behalf of a class of the Company's security holders;

(g) make any filing under the Exchange Act, including, without limitation, under Section 13(d) thereof, disclosing any intention, plan or arrangement inconsistent with the foregoing, form, join or in any way participate in a group to take any action otherwise prohibited by the terms of this agreement, or make any public announcement with respect to any of the foregoing; or

(h) propose any of the foregoing unless and until such proposal is specifically invited by the Company.

The Company agrees that the prohibitions of the preceding sentence shall not apply to any persons or entities that are not under control of Franklin or under the control of any Filer and are engaged in the regular business of trading in publicly-traded securities, and that this agreement shall not restrict or limit Franklin's ability to resign his position as a director of the Company during the Standstill Period at any time consistent with the representations set forth in the first paragraph of this letter, upon delivery of two business days' written notice to the Company.

     Franklin acknowledges that the Colorado Business Corporation Act requires that he discharge his duties as a director in good faith, with the care an ordinarily prudent person in like position would exercise under similar circumstances, in a manner he reasonably believes to be in the best interests of all the shareholders of the Company, and he represents that it is his intention to act in accord with the foregoing principles.

     Franklin agrees not to use any proprietary, significant and material non-public information regarding the Company or its business activities, plans and projections other than in connection with the performance of his duties as a director of the Company and to hold all such information in confidence. Franklin represents to the Company that (1) to his knowledge, he is a member of a "group" (as such term is used in the rules of the SEC) that includes only the parties listed in Attachment A hereto, who hold in the aggregate 8,718,800 shares of the Company's common stock, and (2) he will make all filings required by Section 13(d) of the Exchange Act in a timely and accurate manner,

                                                          Page 31 of 33 Pages

Board of Directors
Corporate Express, Inc.
March 30, 1999
Page 3

including with respect to any change in the composition of the group and any plans or proposals reportable under Item 4 of Schedule 13D. The obligations in this paragraph shall survive the Standstill Period and any termination of this agreement.

     Upon the expiration of the Standstill Period, this agreement and any obligations of Franklin and the Filers related hereto shall cease to have any force or effect, except as otherwise specifically stated herein.

     This agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of Colorado, without regard to the principles of conflict of laws. Remedies available to the Company if any provision of this agreement is not performed in accordance with its terms or is otherwise breached will include, but not be limited to, specific performance of any provision of this agreement.

     If the foregoing correctly reflects your understanding of these matters, please indicate your agreement to the terms of this letter by signing and returning the enclosed copy of this letter.

Very truly yours,

MARTIN E. FRANKLIN


/s/ Martin E. Franklin
_________________________

IAN G.H. ASHKEN


/s/ Ian G.H. Ashken
_________________________

MARLIN PARTNERS I, L.P.

By:  MARLIN MANAGEMENT, L.L.C.


     /s/ Martin E. Franklin
By:_________________________
Name:
Title:

MARLIN MANAGEMENT, L.L.C.


     /s/ Ian G.H. Ashken
By:_________________________
Name:
Title:

                                                          Page 32 of 33 Pages

Board of Directors
Corporate Express, Inc.
March 30, 1999
Page 4

PETER A. HOCHFELDER


/s/ Peter A. Hochfelder
_________________________

ROBERT J. SOBEL


/s/ Robert J. Sobel
_________________________

MITCHELL A. KUFLIK


/s/ Mitchell A. Kuflik
_________________________

BRAHMAN PARTNERS II, L.P.

By:  BRAHMAN MANAGEMENT, L.L.C.


     /s/ Peter A. Hochfelder
By:_________________________
Name:
Title:

BRAHMAN INSTITUTIONAL PARTNERS, L.P.

By:  BRAHMAN MANAGEMENT, L.L.C.


     /s/ Peter A. Hochfelder
By:_________________________
Name:
Title:

BY PARTNERS, L.P.

By:  BRAHMAN MANAGEMENT, L.L.C.


     /s/ Peter A. Hochfelder
By:_________________________
Name:
Title:

                                                          Page 33 of 33 Pages

Board of Directors
Corporate Express, Inc.
March 30, 1999
Page 5

BRAHMAN MANAGEMENT, L.L.C.


     /s/ Peter A. Hochfelder
By:_________________________
Name:
Title:

BRAHMAN CAPITAL CORP.


     /s/ Peter A. Hochfelder
By:_________________________
Name:
Title:

Acknowledged and Agreed:

CORPORATE EXPRESS, INC.


     /s/ Robert King
By:_________________________
Name:
Title: